From: Joseph DAuria
To: Amy Liu (Amy.Liu@finra.org)
Cc: tradingandmarkets@sec.gov; Kevin Galvin
Subject: Jefferies LLC - Notification Requirements
Date: Thursday, January 28, 2021 4:48:43 PM

Amy,

This email serves as Jefferies LLC's notification to apply the relief granted under the Updated Division and Markets Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns, dated April 2, 2020. Jefferies LLC was not able to obtain the required notarization due to difficulties arising from COVID-19 regarding it Consolidated Financial Statements and Supplemental Schedules as of and for the year ended November 30, 2020 and Independent Auditors' Report and Auditors' Examination Report of the Compliance Report.

Let me know if you have any questions.

Regards,
Joe

Joseph D'Auria
Managing Director, Regulatory Reporting
Finance/Controllers
Jefferies LLC
520 Madison Avenue
New York, N.Y. 10022
Tel: 212.284.2195
jdauria@jefferies.com